Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 373 1946
Fax: 91 40 373 1955
www.drreddys.com

March 18, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

Re:	Dr. Reddy’s Laboratories Limited (“Dr. Reddy’s” or “we”) Form 20-F for Fiscal Year Ended March 31, 2010 Letter from Securities and Exchange Commission dated March 7, 2011 File No. 001-15182

Dear Mr. Rosenberg:

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated March 7, 2011 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2010 (the “2010 Form 20-F”).

Our counsel, Budd Larner, P.C., made certain responses to your letter on our behalf in a letter to you dated March 18, 2011. We understand that you require that certain representations pertaining to Budd Larner’s response letter be made directly by Dr. Reddy’s.

Accordingly, in connection with the aforementioned letter dated March 7, 2011, Dr. Reddy’s hereby acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to our SEC filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any concerns or questions, please call me at the number listed above.

Respectfully submitted,

Dr. Reddy’s Laboratories Limited

By: /s/ Umang Vohra
Umang Vohra
Chief Financial Officer

cc:     Parsuram V. V. (Dr. Reddy’s)

James F. Fitzsimmons, Esq. (Budd Larner)
Jonathan Gray, Esq. (Budd Larner)